FORM 5
QUARTERLY LISTING STATEMENT
Name of Listed Issuer: Curaleaf Holdings, Inc.                                           (the “Issuer”).
Trading Symbol: CURA
This Quarterly Listing Statement must be posted on or before the day on which the Issuer’s unaudited interim financial statements are to be filed under the Securities Act, or, if no interim statements are required to be filed for the quarter, within 60 days of the end of the Issuer’s first, second and third fiscal quarters. This statement is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the Exchange Policies. If material information became known and was reported during the preceding quarter to which this statement relates, management is encouraged to also make reference in this statement to the material information, the news release date and the posting date on the Exchange website.
General Instructions
(a)Prepare this Quarterly Listing Statement using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the following items must be in narrative form. When the answer to any item is negative or not applicable to the Issuer, state it in a sentence. The title to each item must precede the answer.
(b)The term “Issuer” includes the Listed Issuer and any of its subsidiaries.
(c)Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.
There are three schedules which must be attached to this report as follows:
SCHEDULE A: FINANCIAL STATEMENTS
Financial statements are required as follows:
For the first, second and third financial quarters interim financial statements prepared in accordance with the requirements under Ontario securities law must be attached.
If the Issuer is exempt from filing certain interim financial statements, give the date of the exempting order.
Refer to the attached Condensed Interim Consolidated Financial Statements for the period ended June 30, 2023.

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.
1.Related party transactions
Provide disclosure of all transactions with a Related Person, including those previously disclosed on Form 10. Include in the disclosure the following information about the transactions with Related Persons:
(a)A description of the relationship between the transacting parties. Be as precise as possible in this description of the relationship. Terms such as affiliate, associate or related company without further clarifying details are not sufficient.
(b)A description of the transaction(s), including those for which no amount has been recorded.
(c)The recorded amount of the transactions classified by financial statement category.
(d)The amounts due to or from Related Persons and the terms and conditions relating thereto.
(e)Contractual obligations with Related Persons, separate from other contractual obligations.
(f)Contingencies involving Related Persons, separate from other contingencies.
Refer to the attached Condensed Interim Consolidated Financial Statements for the period ended June 30, 2023 – Note 19 — Related party transactions.
2.Summary of securities issued and options granted during the period.
Provide the following information for the period beginning on the date of the last Listing Statement (Form 2A):
(a)summary of securities issued during the period,

Date of Issue	Type of Security (common shares, convertible debentures, etc.)	Type of Issue (private placement, public offering, exercise of warrants, etc.)	Number	Price	Total Proceeds	Type of Consideration (cash, property, etc.)	Describe relationship of Person with Issuer (indicate if Related Person)	Commission Paid

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

(b)summary of options granted during the period,

Date	Number	Name of Optionee if Related Person and relationship	Generic description of other Optionees	Exercise Price	Expiry Date	Market Price on date of Grant

Refer to the attached condensed Interim Consolidated Financial Statements for the period ended June 30, 2023 – Note 13 (options granted and exercised) .
3.Summary of securities as at the end of the reporting period.
Provide the following information in tabular format as at the end of the reporting period:
(a)description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

Authorized Share Capital	Number of Authorized Shares
Multiple Voting Shares	No Maximum
Subordinate Voting Shares	No Maximum
(b)number and recorded value for shares issued and outstanding,

Class of Share	Number of Issued and Outstanding Shares
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	631,235,582
(c)description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

Securities	Number of Outstanding Shares
Options	29,618,180
RSU	6,656,560
(d)number of shares in each class of shares subject to escrow or pooling agreements or any other restriction on transfer.

Class of Share	Number of Issued and Outstanding Shares
Multiple Voting Shares	12,968,288
Subordinate Voting Shares	95,839,555

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

4.List the names of the directors and officers, with an indication of the position(s) held, as at the date this report is signed and filed.
•Boris Jordan, Executive Chairman
•Joseph Lusardi, Executive Vice Chairman
•Jaswinder Grover, Director
•Karl Johansson, Director
•Peter Derby, Director
•Mitch Kahn, Director
•Michelle Bodner, Director
•Shasheen Shah, Director
•Matt Darin, Chief Executive Officer
•Ed Kremer, Chief Financial Officer
•Peter Clateman, Chief Legal Officer
•James Shorris, Chief Compliance Officer
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
Provide Interim MD&A if required by applicable securities legislation.
Refer to the attached MD&A for the period ended June 30, 2023.
Certificate Of Compliance
The undersigned hereby certifies that:
1.The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Quarterly Listing Statement.
2.As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.
3.The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).
4.All of the information in this Form 5 Quarterly Listing Statement is true.

Dated August 9, 2023.
Ed Kremer
Name of Director or Senior Officer

(Signed) Ed Kremer
Signature

Chief Financial Officer
Official Capacity

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

Issuer Details Name of Issuer	For Quarter Ended	Date of Report YY/MM/D

Curaleaf Holdings, Inc.	June 30, 2023	23/08/9
Issuer Address 666 Burrard Street Suite 1700
City/Province/Postal Code	Issuer Fax No. ( )	Issuer Telephone No. (781) 451-0150
Vancouver / BC / V6C 2X8

Contact Name	Contact Position Vice President, Corporate Communications	Contact Telephone No.
Tracy Brady		(781) 451-0150

Contact Email Address Tracy.brady@curaleaf.com	Web Site Address www.curaleaf.com

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015